UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bellus Health Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

07987C204
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07987C204	13G

1	NAMES OF REPORTING PERSONS
Power Corporation of Canada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
4,937,730

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
4,937,730

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,937,730

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 126,562,000 shares of Common Stock outstanding as of December 31, 2022.

CUSIP No. 07987C204	13G

1	NAMES OF REPORTING PERSONS
Power Sustainable Capital Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
4,937,730

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
4,937,730

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,937,730

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Based on 126,562,000 shares of Common Stock outstanding as of December 31, 2022.

Item 1. (a)	Name of Issuer

Bellus Health Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices

275 Armand-Frappier Blvd.
Laval, Quebec H7V 4A7, Canada

Item 2. (a)	Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	Power Corporation of Canada; and
(ii)	Power Sustainable Capital Inc.

*Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 751 Victoria Square, Montréal, Québec, Canada H2Y2J3.

Item 2. (c)	Place of Organization

The place of organization of each Reporting Person is Canada.

Item 2. (d)	Title of Class of Securities

Common Stock, no par value (“Common Stock”)

Item 2. (e)	CUSIP Number

07987C204

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The securities being reported on by Power Corporation of Canada and Power Sustainable Capital Inc. are owned directly by Power Sustainable Capital Inc., which is 100% owned by Power Corporation of Canada.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

INDEX TO EXHIBITS

Exhibit No.	Exhibit
1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

POWER CORPORATION OF CANADA
By:	/s/ Stephane Lemay
	Name:	Stephane Lemay
	Title:	Vice President, General Counsel and Secretary

POWER SUSTAINABLE CAPITAL INC.
By:	/s/ Delia Cristea
	Name:	Delia Cristea
	Title:	General Counsel and Secretary